EXHIBIT 8.25

SERVICES AGREEMENT

THIS AGREEMENT is made on this                  day of                     , 2008. [to be effective following receipt of approval from the Illinois Department of Insurance]

BETWEEN:

1.             ZURICH INTERNATIONAL SOLUTIONS LIMITED of UK Life Centre, Station Road, Swindon, Wiltshire, SN1 1EL (Place of business: Abbey Gardens, 4-6 Abbey Street, Reading, Berkshire, RG1 3BA) (“Service Provider”)

and

2.             KEMPER INVESTORS LIFE INSURANCE COMPANY of 15375 SE 30th Place, Suite 310, Bellevue, WA 98007 (“Service Receiver”) (each a “Party” and together “the Parties”)

RECITALS

A	The Service Provider possesses qualified personnel with expertise in the provision of the services identified in Schedule 2 (the “Services”).

B	The Service Receiver would like to avail itself of the expertise and experience of the Service Provider in providing the Services with respect to the life insurance and annuity products (“Product(s)”) and their related separate account(s) (“Separate Account(s)”) listed on Schedule 4, as may be amended from time to time.

C	The Service Provider is prepared to provide the Services and the Service Receiver is prepared to accept the Services and to pay an appropriate consideration to the Service Provider for the provision of the Services as set in this Agreement.

IT IS AGREED as follows:

1	Services

1.1	The Service Provider will provide to the Service Receiver the Services as set out in Schedule 2.

2	Payment of Service Fees

2.1	The Service Receiver shall pay to the Service Provider the non-transaction-based Service Fees as set out in Schedule 3.

3	Terms and Conditions

3.1	The Terms and Conditions set out in Schedule 1 shall apply to this Agreement.

4	Schedules

4.1	The Schedules contained in this Agreement shall form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement.

Effective Date

5.1	This Agreement is effective from the date first above written (“the Effective Date”) and shall continue until terminated in accordance with the provisions of this Agreement.

Signed by:	Date:

Zurich International Solutions Limited

Print name:

Position:

Signed by:	Date:

Kemper Investors Life Insurance Company

Print name:

Position:

SCHEDULE 1

TERMS AND CONDITIONS

1	Definitions

1.1	“Agreement” shall mean the main body of the Services Agreement, any Schedules referred to in it and these Terms and Conditions each of which may be amended from time to time;

1.2	“Business Day” shall mean a day other than a Saturday, Sunday or a public holiday in the jurisdiction where the Service Receiver or the Service Provider is located and in the case of Service Receiver, any day or part of any day on which the New York Stock Exchange is open for trading;

1.3	“Product(s)” shall mean the life insurance and annuity product(s) referred to in Schedule 4 of this Agreement;

1.4	“Service(s)” shall mean the services referred to in Schedule 2 of this Agreement;

1.5	“Service Fee” shall mean the non-transaction-based consideration payable by the Service Receiver to the Service Provider for the provision of the Services as set forth in Schedule 3 of this Agreement;

1.6	“Zurich Group” shall mean all the member companies of the Zurich Financial Services Group.

2	Interpretation

2.1	A reference to the singular shall include the plural and vice versa and use of the masculine gender only shall include the feminine and neuter gender and vice versa;

2.2	Any reference to a Party or the Parties is to a Party or the Parties (as the case may be) to this Agreement and will include any permitted assignees of such Party;

2.3	References to this Agreement, the Schedules (and parts thereof) and Clauses and parts thereof shall be construed as references to such Agreement, Schedules (and parts thereof) and Clauses and/or parts as the same may be amended, varied, modified or altered from time to time by mutual agreement in writing of the Parties;

2.4	In the event of any conflict between the provisions of the main body of this Services Agreement and the Schedules, the following order of precedence shall apply:

2.4.1	the main body of this Services Agreement;

2.4.2	the provisions of the relevant Schedule (without these Terms and Conditions);

2.4.3	these Terms and Conditions.

2.5	“Including” shall not be construed as a term of limitation and means “including (without limitation)” if not expressly stated otherwise;

2.6	“Writing” shall include any modes of reproducing words in a legible and non-transitory form;

2.7	References to a month mean a calendar month, and where not further specified, a period of thirty (30) consecutive days.

3	Term

3.1	This Agreement shall become effective and commence as of the Effective Date set out in the main body of this Agreement. If this Agreement, or any subsequent amendments or modifications, requires any approval by any governmental authority or regulatory authorities, this Agreement shall commence on the Effective Date subject to the approval by the competent authority, provided it is not declared by such authority or by applicable law that this Agreement may commence on the date such approval has been given.

3.2	This Agreement shall remain in full force and effect until terminated in accordance with the provisions of this Agreement.

4	Services

4.1	The Services which the Service Provider will provide under this Agreement are listed in Schedule 2 to this Agreement.

5	Performance of Services

5.1	The Service Provider shall provide the Services in accordance with the obligations set out in this Agreement and comply with all reasonable instructions given by the Service Receiver in connection with the provision of the Services.

5.2	The Service Provider shall perform the Services:

5.2.1	with a reasonable degree of care, skill and diligence;

5.2.2	in accordance with relevant industry practice and standards;

5.2.3	by using sufficient and appropriately skilled, qualified and competent personnel appropriate to the tasks; and

5.2.4	in compliance with all applicable laws.

5.3	The Service Provider shall endeavour to provide the Services from its own resources. However, the Service Provider is entitled to sub-contract any part of the service provision to other appropriately skilled, qualified and competent members of the Zurich Group or to third parties (“Subcontractors”). The Service Provider shall inform the Service Receiver about any proposed material Subcontractor appointments and will obtain the Service Receiver’s prior written approval, which shall not unreasonably be withheld. The Service Provider shall ensure that such Subcontractors shall perform their activities in accordance with this Agreement. In all cases the Service Provider shall remain responsible for the provision of the Services and be liable for any acts or omissions of the Subcontractors.

6	Fees

6.1	The Service Provider shall be entitled to a non-transaction-based fee payable by the Service Receiver at the rate and in the manner agreed between the Parties in consideration for the provision of the Services as set out in Schedule 3 (“the Service Fee”).

6.2	Subject to a material change of the circumstances under which this Agreement has been concluded, the Parties may modify the Service Fee under this Agreement to reasonably reflect the impact to the cost structure and the Service provision.

7	Taxes

7.1	Service Fees do not include any applicable taxes, duties or other levies attributable to the provided Services and such amounts shall, to the extent required by applicable law, be added to the Service Fees. The Service Receiver shall bear and be responsible for and pay any such additional amounts.

8	Payment of Service Fees

8.1	The payment of the non-transaction-based Service Fees shall be in accordance with the provisions contained in Schedule 3.

9	Representations and Warranties

9.1	The Parties have placed no reliance on any representations or warranties save to the extent that such representations or warranties are explicitly contained in this Agreement.

9.2	Each Party represents and warrants that this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms.

9.3	The Service Provider represents and warrants that it has all necessary regulatory authorizations and approvals to perform the Services required by this Agreement and that it will notify the Service Receiver promptly of any change in the status of such regulatory authorizations and approvals.

9.4	The Service Receiver represents and warrants that all necessary regulatory approvals and licenses from any U.S. state or federal governmental body having jurisdiction over the Service Receiver or the Products have been obtained or are currently under consideration and that the Service Receiver will notify the Service Provider promptly of any change in the status of such regulatory authorizations and approvals.

10	Indemnification

10.1	The Service Provider shall indemnify and hold the Service Receiver harmless against all claims, demands, suits or actions made and losses, costs and any reasonable expenses including, but not limited to reasonable legal fees, suffered or incurred by the Service Receiver resulting from a breach by the Service Provider of any warranty, representation or obligation imposed on it under this Agreement or through the wilful or negligent act or omission of the Service Provider or any of its officers, employees, agents or Subcontractors.

10.2	The Service Receivers shall indemnify and hold the Service Provider harmless against all claims, demands, suits or actions made and losses, costs and any reasonable expenses including, but not limited to reasonable legal fees, suffered or incurred by the Service Provider resulting from a breach by the Service Receiver of any warranty, representation or obligation arising out of the Products with respect to which the Service Provider shall perform Services hereunder.

10.3	The obligations in this Clause 10 shall survive termination of this Agreement.

11	Liability

11.1	To the extent the applicable law allows a limitation in liability, the maximum aggregate amount a Party is liable to the other Party for all claims and losses (including damages, legal costs, interest and any reasonable expenses including but not limited to legal fees), whether resulting from a breach of contract and/or from tortious acts or omissions, shall in aggregate not exceed the amount of the Service Fees due and paid by the Service Receiver to the Service Provider in the twelve (12) months preceding the date on which any such claim or loss occurred. This limitation of liability does not apply for such acts or omissions as a result of fraud, wilful misconduct or gross negligence, breach of confidentiality obligations or which cause death or a personal injury. Neither Party shall be liable to the other for any indirect or consequential losses (including any loss of profit).

12	Confidentiality and Announcements

12.1	The Parties acknowledge that by virtue of this Agreement they may have access and acquire knowledge of confidential information of the other Party. The Parties undertake to hold in strict confidence any information disclosed to it hereunder for the purpose of this Agreement and not to use, disclose, reproduce or dispose of any such information in any other manner than expressly provided for in this Agreement, except to the extent that the:

12.1.1	confidential information becomes public knowledge other than by breach of this Agreement or by some other lawful means;

12.1.2	information is in possession of a Party without restriction in relation to disclosure before the date of receipt from the other Party;

12.1.3	disclosure is required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction, to whose rules the Party making the disclosure or announcement is subject; no disclosure or announcement shall be made without the prior approval of the other Party.

12.2	Where any disclosure or announcement is made in reliance on such exception, the Party making the disclosure or announcement will use all reasonable endeavours to cooperate with the other Party in advance as to the form, content and timing of any such disclosure or announcement. This Clause shall survive the termination of this Agreement.

13	Data Protection

13.1	Where a Party is allowed access to any personal data or is acting as a data processor, such Party shall:

13.1.1	comply, in all material respects, with all applicable Data Protection legislation or guidelines and any other applicable privacy or confidentiality obligations resulting from insurance, financial services laws and regulations and any other applicable privacy laws which are in effect from time to time;

13.1.2	ensure that all reasonable technical and organisational measures are taken to keep such information secure; and

13.1.3	disclose and give access to such information only as required by law, or under the terms of this Agreement, or as otherwise agreed between the Parties. The data owner is responsible for the legality and the content of any data processing and ensures that it has given appropriate notifications and, where required, sought appropriate consents from its data subjects before disclosing any personal data. The Parties shall enter into a data processing agreement and/or sign additional documents as required to comply with applicable laws.

14	Records

14.1	The Service Provider must properly maintain and retain books, accounts, records and reports related to the provisions of the Services to the Service Receiver in compliance with the applicable laws. The Service Recipient and its representatives shall have the right, during normal working hours and with reasonable notice, to inspect, audit, and make copies from such books, accounts, records and reports, for the purpose of verifying adherence to the provisions of this Agreement.

14.2	The Parties shall provide to each other the information required by applicable law or reasonably requested by a Party for the performance of the obligations under this Agreement. The Service Provider shall allow the Service Receiver and the competent regulatory authorities access to information and records in a timely manner to the extent required to comply with applicable laws or to analyse or audit compliance with the provisions of this Agreement.

15	Termination

15.1	Each Party may at any time and in its sole discretion terminate this Agreement by serving a prior written termination notice thirty (30) days prior to the effective date of such termination, unless the Parties agree on a shorter period or a different termination date.

15.2	In the event a Party materially defaults on its obligations as provided for in this Agreement, the other Party shall give the defaulting Party written notice of such default, and if such default can be remedied and the defaulting Party does not remedy such default to the satisfaction of the other Party within ten (10) Business Days (or any longer period as may be agreed between the Parties) after receipt of the notice of such default, then the Party having given the notice of default may terminate this Agreement with immediate effect.

15.3	Either Party may terminate this Agreement with immediate effect if any one of the following events occurs:

15.3.1	the other Party is unable to pay its debts as and when they fall due;

15.3.2	an administrator or receiver is appointed to the other Party by a competent authority in case of bankruptcy;

15.3.3	an order is made, a resolution passed or a petition presented for winding up or dissolution of the other Party;

15.3.4	the other Party goes into voluntary administration;

15.3.5	the other Party makes a compromise or arrangement with all or parts of its creditors;

15.3.6	the other Party ceases or threatens to cease to carry on its business;

15.3.7	a competent regulatory authority demands a termination of this Agreement.

15.4	Either Party may terminate this Agreement with immediate effect if the other Party incurs a change of control or is no longer a member of the Zurich Group.

16	Consequences of Termination

16.1	Upon termination of this Agreement, the Service Provider shall cease to render any Services and the Service Receiver shall pay any amount due in respect of the provided Services up and until the effective date of termination. Upon request of the Service Receiver, the Service Provider shall provide any reasonable assistance to allow the Service Receiver to take over the Services provision or arrange for the Services to be provided by another person. The Service Provider shall be entitled to be paid its reasonable costs for providing any transitional services.

16.2	The Parties shall return to each other all confidential information, materials and data entrusted which have been provided by the other Party in connection with the Service provision, and/or, upon the other Party’s request, provide a written confirmation that they have been destroyed. The Parties are entitled to keep a copy for archival purposes.

17	Force Majeure

17.1	Neither Party shall be liable to the other for any loss or damage which may be suffered by the other Party due to any direct or indirect cause beyond the reasonable control of the Party unable to perform hereunder (including without limitation any act of God, flood, drought, lightning or fire, the act or omission of government, highways authorities or other competent authority, war, military operations, or riot) (“Force Majeure”). No act or event shall be considered a Force Majeure event unless the affected Party has taken all steps which it could reasonably be expected to have taken in order to prevent such act or event occurring.

17.2	If either Party is prevented or delayed in the performance of any of its obligations under this Agreement by a Force Majeure event, that Party shall forthwith serve notice in writing on the other Party specifying the nature and extent of the circumstances giving rise to Force Majeure and, subject to service of such notice, shall have no liability in respect of the performance of such obligations as are prevented by the Force Majeure event during the continuation of such event, and for such time after they cease as is necessary for that Party, using all reasonable endeavours, to recommence its affected operations in order for it to perform its obligations. Either Party may terminate this Agreement (or the affected portion(s) thereof) upon not less than ten (10) days written notice in the event a Force Majeure event prevents, hinders or delays its performance of any of its obligations under this Agreement for more than thirty (30) consecutive days.

18	Assignment

18.1	Unless not otherwise explicitly provided for under this Agreement, neither Party may assign, transfer, sub-contract, sub-license or otherwise dispose of all or any of its rights or obligations under this Agreement or any part thereof without the prior written consent of the other Party.

19	Binding Effect

19.1	This Agreement shall be binding upon and inure to the benefit of the Parties and their legal representatives, respective successors and permitted assigns.

20	Compliance with Applicable Law

20.1	Each Party agrees to comply, in all material respects, with all laws, rules and regulations applicable to its obligations hereunder.

21	Further Assurances

21.1	The Parties agree that each Party shall execute and deliver any further legal instruments and perform any acts necessary for giving full effect to this Agreement.

22	Notices

22.1	All notices and other communications to be given under or in connection with this Agreement to either Party shall be made in writing and be delivered by hand, sent by registered mail or reputable courier service or by telefax, in each case to the address specified below or to the address(es) specified in a change of notice address given by either Party to the other in accordance with this Clause 22.

22.2	Notices to the Service Provider shall be addressed to:

Zurich International Solutions Limited

Abbey Gardens

4-6 Abbey Street

Reading

United Kingdom

RG1 3BA

Attn: Commercial Director

Telefax number: 1 44 1189 524300

22.3	Notice to the Service Receiver shall be addressed to:

Kemper Investors Life Insurance Company

15375 SE 30th Place, Suite 100, Bellevue, WA 98007

Attn: General Counsel

Telefax number: (425) 641-4317

23	Waiver

23.1	The failure or delay by a Party in exercising any right, power or remedy provided by law or under this Agreement or any other document referred to in it shall not be qualified as a waiver or release thereof. A waiver of any breach or default in the performance of any obligation under this Agreement shall not constitute a waiver of any other existing or future breach or default and shall not affect the other terms of this Agreement. No waiver or release shall be effective unless in writing and signed by the Party against whom such waiver or release is asserted.

24	Set-off Rights

24.1	Unless the Parties agree otherwise, neither Party shall be entitled to set-off any of its claims it may have against the other Party, or otherwise withhold the proper payment of any amount payable by one Party to the other Party under or pursuant to this Agreement, regardless if such claim has arisen under or in connection with this Agreement.

25	Severability

25.1	If any provision (or any part thereof) of this Agreement shall be held to be illegal, invalid, unenforceable or void by any competent tribunal, court, governmental or administrative authority having jurisdiction, the other provisions of this Agreement shall not be affected thereby, but shall remain in full force and effect. The Parties shall endeavour to negotiate a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required in this connection.

26	Third Party Rights and Beneficiaries

26.1	A person who is not a party to this Services Agreement shall have no right under this Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999, or any similar legislation in any other jurisdiction to enforce any of its terms.

27	Amendments

27.1	Any modification, amendment or variation of this Agreement shall only be valid if made in written form and duly signed by authorised signatories on behalf of each Party.

28	No Partnership/Agency

28.1	The Parties agree that each is an independent Party and nothing in this Agreement or any document referred to in it or any arrangement contemplated by it is intended to or shall operate:

28.1.1	to create an agency, employment or distribution relationship, partnership, trust, joint venture, limited liability company, association or other co-operative entity between the Parties for any purpose whatsoever;

28.1.2	to be qualified as an instruction from the Service Provider to the Service Receiver on how to run its business;

28.1.3	to authorise a Party to act as agent for the other Party;

28.1.4

to grant authority to act in the name or on behalf of, or to assume or enter into any obligation on behalf of, or otherwise to bind the other Party in any way (including but not limited to the making of any representation or warranty, the assumption of any obligation or liability and the exercise of any right or power), and the Parties agree that neither shall hold itself out as having authority to act in the name of or on behalf of, or to assume or enter into any obligation on behalf of, or otherwise to bind the other Party in any way.

29	Entire Agreement

29.1	This Agreement, including any Schedules and any other documents referred to and incorporated therein, constitutes the entire agreement and understanding between the Parties with respect to the subject matter thereof, and shall supersede and replace any prior oral or written documents, agreements and/or understandings between the Parties relating thereto. All references to this Agreement shall be deemed to include the Schedules thereto.

30	Applicable Law

30.1	This Agreement shall be governed by and construed in accordance with the laws of England. Notwithstanding the foregoing provisions of this clause, this Agreement may be enforced by either Party in any jurisdiction.

SCHEDULE 2

SERVICES

The Services rendered by the Service Provider for the benefit of the Service Receiver are listed below:

1.	Introductory and Training Services

1.1	Identify independent financial advisers, banking representatives, and other persons or entities (“IFAs”) who are appropriately authorized and regulated by the Financial Services Authority or other relevant authority, and who have existing relationships with persons who are U.S. citizens currently living abroad in those jurisdictions where Service Provider and the IFAs are so authorized and regulated (“U.S. Clients”).

1.2	Instruct and train the IFAs regarding the respective roles of the Service Receiver and the Service Receiver’s U.S. broker-dealer in the manufacture, distribution, issuance, and administration of the Products.

1.3	Instruct and train the IFAs concerning the methodology by which the Products are sold, in compliance with all applicable laws and regulations, by and through the Service Receiver, the Service Receiver’s U.S. broker-dealer, and its registered representatives, to U.S. Clients, including without limitation the criteria for initially determining whether a U.S. Client may be interested in learning about the Product from the Service Receiver’s U.S. broker-dealer or its registered representatives.

2.	Marketing and Distribution Support Services

2.1	Design, develop, prepare, produce, deliver and, under appropriate regulatory authorisation, provide Product and/or literature/financial promotion approvals to meet compliance requirements in agreed jurisdictions, including, but not limited to, documents required to be provided pursuant to UK law (or other relevant non-U.S. law), including key features documents (as such term is understood in the FSA Handbook), illustrations, and all other sales materials as may be required under applicable law.
2.2	The Service Provider shall have no role in preparing the content of U.S. law materials such as but not limited to the U.S. Product prospectus and the Product registration statement, except for portions thereof that relate to UK or other foreign (i.e., non-U.S.) jurisdictional legal and/or regulatory requirements, such as those relating, but not limited to, authorization of financial promotions.

3.	Other Support Services

3.1	Provide such additional services and materials as the Parties may agree to in writing as would be compliant with applicable law.

SCHEDULE 3

INVOICING AND PAYMENT OF SERVICE FEES

1.	The consideration shall be an arms length price for the Services.

2.	The Service Provider shall be entitled to reimbursement of the costs actually incurred by the Service Provider in rendering the Services. All directly attributable, reasonable fees and disbursements shall be invoiced and recharged at cost.

3.	The Service Provider shall produce invoices for its costs and fees in providing the Services on a monthly basis, in a format that is agreeable to both parties. The Service Provider may issue a true-up invoice for such costs and fees for any period for which revisions are required.

4.	The Service Receiver will pay submitted invoices within twenty-eight (28) Business Days from the date of receipt. If any element of a submitted invoice is in dispute, the Service Receiver shall make payment of the undisputed amount and shall seek to reach agreement on the disputed amount with the Service Provider within thirty (30) Business Days from the date of notification of the dispute.

SCHEDULE 4

For the purpose of this Agreement between the Service Receiver and the Service Provider, the Separate Accounts and the Product(s) are as follows:

SEPARATE ACCOUNT

KILICO Variable Annuity Separate Account – 3

Established December 13, 2007

PRODUCT(S)

Global Advantage Series (Variable Annuity)

File Nos. 333-148489; 811-22161